News Release

FIRST INSTALLATION OF RESIN SYSTEM'S MODULAR COMPOSITE TRANSMISSION POLE IS COMPLETED IN ALBERTA'S LIVE TRANSMISSION GRID

Edmonton, Alberta, January 13, 2005: Resin Systems Inc. ("RSI")   (RS – TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies, are pleased to announce that the first installation of RSI's RStandard™ modular composite transmission pole has been completed in Alberta's live power transmission grid.  RSI's 18 meter modular composite transmission pole replaced an equivalent height existing wood pole in the grid.  Pictures of the installation have been posted on RSI's website at www.grouprsi.com.

RSI is a composite materials technology company, which has commercialized a proprietary RStandard™ modular composite utility pole for sale to transmission and distribution power utility companies. In addition, RSI, together with strategic partners, is actively engaged in the further development and commercialization of its Version™ resins and related products for worldwide use.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.